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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               Ilex Oncology, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   451923-10-6
                                 (CUSIP Number)


                              James W. Gorman, Jr.
                  Cancer Therapy and Research Center Endowment
                                  7979 Wurzbach
                              San Antonio, TX 78229
                                 (210) 616.5810
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 7, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP NO. 451923-10-6                                          PAGE 2 OF 6 PAGES
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cancer Therapy and Research Center Endowment; Tax I.D.: 74-2771480

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)[ ]
             (b)[ ]

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     3       SEC USE ONLY


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     4       SOURCE OF FUNDS
             OO

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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Texas

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         NUMBER OF               7     SOLE VOTING POWER
           SHARES                      1,782,127

                              --------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY

                              --------------------------------------------------
            THE                  9     SOLE DISPOSITIVE POWER
         REPORTING                     1,782,127

                              --------------------------------------------------
           PERSON               10     SHARED DISPOSITIVE POWER
            WITH

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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
             1,782,127

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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             05.5%

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    14       TYPE OF REPORTING PERSON
             CO

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                                  SCHEDULE 13D
                            COVERING COMMON STOCK OF
                               ILEX ONCOLOGY, INC.

ITEM 1. Security and Issuer

         This statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 ("Common Stock"), of Ilex Oncology, Inc., a Delaware corporation (the "Issuer"). The number of shares of the Common Stock outstanding as of May 1, 2002, was 32,427,876. The address of the principal executive office of the Issuer is 4545 Horizon Hill Blvd, San Antonio, Texas 78229.

ITEM 2. Identity and Background

         (a) This statement is being filed by Cancer Therapy and Research Center Endowment (the "Reporting Person"), a non-profit corporation organized under the laws of the State of Texas.

         (b) The principal business address and office of the Reporting Person is 7979 Wurzbach, San Antonio, Texas 78229.

         (d) The Reporting Person during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

         The Common Stock beneficially owned by the Reporting Person was conveyed to the Reporting Person as a charitable contribution by CTRC Research Foundation. The sole member of CTRC Research Foundation, Cancer Therapy and Research Center, is also the sole member of the Reporting Person. No consideration was paid by the Reporting Person in exchange for such shares of Common Stock.

ITEM 4. Purpose of Transaction

         The Reporting Person has been formed to serve as an endowment for Cancer Therapy and Research Center, CTRC Research Foundation, CTRC Clinical Foundation and other organizations that qualify as publicly supported exempt organizations under Section 501(c)(3) of the Internal Revenue Code which are closely related in purpose or function to the above-named exempt organizations, through grants, gifts and contributions to such organizations, and to engage in any and all lawful activities incidental to the foregoing purposes. The shares of Common Stock beneficially owned by the Reporting Person were contributed to the Reporting Person in furtherance of this purpose.



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         The Reporting Person does not have any plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

         (a) The Reporting Person holds directly 1,782,127 shares of Common Stock. As a result, the Reporting Person beneficially owns approximately 5.5% of the issued and outstanding shares of the Common Stock of the Issuer.

         (b) The Reporting Person exercises the sole power to vote or direct the voting of and to dispose or direct the disposition of the 1,782,127 shares of Common Stock beneficially owned by the Reporting Person.



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         (c) The Reporting Person received the 1,782,127 shares of Common Stock beneficially owned by it on June 7, 2002, through a charitable contribution from CTRC Research Foundation, as described under Item 3 above.

         (d) Not Applicable.

         (e) Not Applicable


ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

         Not Applicable.


ITEM 7. Material to be filed as Exhibits

         Not Applicable.



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                                    SIGNATURE



After reasonable inquiry and to the best of its current knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2002.



                                       CANCER THERAPY AND RESEARCH CENTER
                                       ENDOWMENT



                                       By: /s/ JAMES W. GORMAN, JR.
                                          --------------------------------------
                                       Name: James W. Gorman, Jr.
                                       Title: President



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